Exhibit 99-1

The investment adviser to Templeton Global Income Fund (the "Fund") is Franklin Advisers, Inc. ("FAV"). FAV is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and the Johnson Family Trust may be deemed to beneficially own the securities reported herein for purposes of Rule 13d-3, and accordingly for purposes of section 16(a), under the Securities Exchange Act of 1934, as amended (the "Act"), in Charles B. Johnson's capacity as Executive Consultant to FRI and Trustee of the Johnson Family Trust.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by FRI. The Principal Shareholders disclaim any pecuniary interest in any such securities, except as reported herein. In addition, the filing of this report on behalf of the Principal Shareholders should not be construed as an admission that either of them is, and each disclaims that he is, the beneficial owner, as defined in Rule 13d-3, of any of the securities reported herein, except as set forth above.

FRI and the Principal Shareholders believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of any securities held by any of them.